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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 8-A/A-1
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       Endeavour International Corporation
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             (Exact name of registrant as specified in its charter)


             Nevada                                      88-044839
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

 1001 Fannin, Suite 1700, Houston, Texas                  77002
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 (Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


                                                  Name of each exchange on which
Title of each class to be so registered           each class is to be registered
---------------------------------------           ------------------------------
              Common Stock                            American Stock Exchange
        $.001 Par Value Per Share


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number which this form relates: Not applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
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(Title of class)


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This Amendment No. 1 amends the Form 8-A filed on June 10, 2004 (the "Form 8-A")
by Endeavour International Corporation, a Nevada corporation (the "Company"). This amendment is being filed to expand the description contained in Item 1 relating to our capital stock as it relates to our common stock and adds exhibits to Item 2 of the Form 8-A.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The Company's Articles of Incorporation, as amended, authorize the Company to issue 155,308,074 shares of capital stock, consisting of 150,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), and 5,308,074 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). The total authorized Preferred Stock was formerly 10,000,000 shares, but as a result of our repurchase and conversion of an aggregate of 4,691,926 shares of our outstanding Preferred Stock in connection with our February 2004 restructuring, our authorized Preferred Stock was reduced to 5,308,074 shares. The following summary description of the Company's capital stock is not complete and does not give effect to applicable statutory and common law. This summary description is also subject to the applicable provisions of the Company's Articles of Incorporation, as amended, and Bylaws, as amended.

Common Stock

The shares of Common Stock shall be alike and equal in all respects and shall have one vote for each share held of record for the election of directors and all other matters submitted to the vote of stockholders. Holders of Common Stock do not have cumulative voting rights, and thus, holders of a majority of the shares of Common Stock represented at a meeting at which a quorum is present can elect all directors. Subject to any restrictions imposed by any lender of the Company and after any requirements with respect to preferential dividends, if any, on the Preferred Stock have been met, then, and not otherwise, dividends payable in cash or in any other medium may be declared by the Board of Directors and paid on the shares of Common Stock out of funds legally available therefor. After satisfaction of all the Company's debts and liabilities and distribution in full of the preferential amount, if any, to be distributed to the holders of Preferred Stock in the event of voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of the Common Stock shall be entitled to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively. The holders of the Common Stock do not have any preferential, preemptive right, or other right of subscription to acquire any shares of the Company authorized, issued or sold, or to be authorized, issued or sold (or any instrument convertible into shares of the Company) other than to the extent, if any, the Board of Directors may determine from time to time. As of August 11, 2004, there were 69,332,422 shares of Common Stock issued and outstanding.

Preferred Stock

The Company's Board of Directors has the authority, without stockholder approval, to issue the Preferred Stock in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine pursuant to a resolution or resolutions providing for such issuance duly adopted by the Board of Directors and may determine, for any series of Preferred Stock, the terms and rights of the series, including the following:

  (1) The distinctive designation, stated value and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the Board of Directors;

  (2) The rate of dividend, if any, on the shares of that series, whether dividends shall be cumulative and, if so, from which date, and the relative rights of priority, if any, of payment of dividends on shares of that series over shares of any other series;

  (3) Whether the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at


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      different redemption dates, or the property or rights, including securities of any other corporation, payable in case of redemption;

  (4) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amounts payable into such sinking fund;

  (5) The rights to which the holders of the shares of that series shall be entitled in the event of voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company and the relative rights of priority, if any, of payment of shares of that series;

  (6) Whether the shares of that series shall be convertible into or exchangeable for shares of capital stock of any class or any other series of Preferred Stock and, if so, the terms and conditions of such conversion or exchange including the rate of conversion or exchange, the date upon or after which they shall be convertible or exchangeable, the duration for which they shall be convertible or exchangeable, the event upon or after which they shall be convertible or exchangeable, at whose option they shall be convertible or exchangeable, and the method of adjusting the rate of conversion or exchange in the event of a stock split, stock dividend, combination of shares or similar event;

  (7) Whether the shares of that series shall have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

  (8) Whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

  (9) Any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualification, limitation or restriction of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of the Amended and Restated Articles of Incorporation and to the full extent now or hereafter permitted by the laws of the State of Nevada.

Because the holders of Preferred Stock may be entitled to vote on some matters as a class, issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company. The rights of the holders of Common Stock may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of the Company.

Series B Preferred Stock

Of the 5,308,074 shares of authorized Preferred Stock, 376,287 shares are designated as Series B Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"). The authorized shares of Series B Preferred Stock were originally 500,000 shares, however, as a result of the repurchase by the Company of an aggregate of 123,713 shares of Series B Preferred Stock in connection with our February 2004 restructuring, the authorized shares were reduced from 500,000 to 376,287. The Series B Preferred Stock generally provides for the following rights, preferences and obligations. The shares of Series B Preferred Stock will accrue a cumulative dividend of 8% of the $100 original issue price of such shares per annum which will be payable prior to any dividend or other distribution on shares of the Common Stock. In the event of a liquidation, dissolution, or winding up of the Company, the shares of Series B Preferred Stock will have a liquidation preference of $100 per share (plus all accrued and unpaid dividends thereon) prior to any payment or distribution to holders of shares of Common Stock. Except as otherwise provided by law, holders of shares of Series B Preferred Stock will have the right to vote together with the holders of Common Stock on all matters presented to holders of Common Stock and have one vote per share. The Company will also have the right to redeem all or any portion of the Series B Preferred Stock at any time by payment of $100 per share plus all accrued and unpaid dividends due thereon. As of August 11, 2004, there were 19,714 shares of Series B Preferred Stock issued and outstanding.


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REGISTRATION RIGHTS

As of August 11, 2004, holders of (1) an aggregate of 36,177,580 shares of Common Stock and (2) an aggregate of 3,057,500 shares of Common Stock issuable on the exercise of outstanding warrants, are entitled pursuant to the terms of registration rights agreements to registration of the resale of the shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). These registration rights are generally as follows:

Registration on Form S-1 or S-3. In connection with the closing of our private placement and restructuring in February 2004, the Company agreed to file within 180 days after the closing date a shelf registration statement on Form S-1 (or if eligible Form S-3) with the SEC at the Company's expense relating to the resale of (1) an aggregate of 27,000,000 shares of our Common Stock and (2) 700,000 shares of Common Stock issuable on the exercise of certain outstanding warrants (collectively the "Private Placement and Related Shares"). We are required to use our commercially reasonable best efforts to effect any such registration. The Company is generally required to keep the registration statement effective for a period of one year with a potential extension of an additional one-year period, if any holder is not able to freely sell all stock registered for resale that it owns at the end of such one-year period.

Piggyback Registration Rights. If prior to the time the Company files the shelf registration statement referred to above, the Company determines to register for sale for cash any shares of Common Stock on its own account or the account of others, subject to certain limited exceptions, the holders of the Private Placement and Related Shares are entitled to notice of such registration and are entitled to include shares of their respective Common Stock therein. The Company is generally required to keep the piggyback registration statement effective for a period of 90 days. In addition to these piggyback registration rights, the Company granted similar piggyback rights to holders of an additional 9,177,580 shares of Common Stock and an aggregate of 2,357,500 shares of Common Stock issuable on the exercise of outstanding warrants (collectively the "Other Registrable Shares"). The holders of the Other Registrable Shares are entitled to exercise their piggyback registration rights in connection with the shelf registration statement to be filed on behalf of the holders of the Private Placement and Related Shares discussed above. The piggyback registration rights of the holders of the Other Registrable Shares are junior to the holders of the Private Placement and Related Shares with respect to inclusion of shares where the Company (or its underwriters) determines that marketing factors require a reduction in the shares included in the registration. Specifically, any reduction in shares of Common Stock included within the registration would be applied first to the Other Registrable Shares and then, if necessary, to the Private Placement and Related Shares.

All of these registration rights are subject to certain conditions and limitations set forth in the respective registration rights agreement, including certain suspensions of sales during permissible 60-day blackout periods that can be initiated by the Company and, in the case of the piggyback registration rights, the right of the Company (or its underwriters) for marketing factors to limit the number of shares included in the registration. These registration rights generally terminate when the shares may be publicly sold immediately without registration pursuant to Rule 144 promulgated under the Securities Act of 1933 or otherwise.

ANTI-TAKEOVER PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

The Company's Articles of Incorporation and Bylaws contain provisions that could delay, discourage or make more difficult a tender offer, proxy contest or other takeover attempt that is opposed by the Board of Directors but that a stockholder might consider to be in its best interest. The following is a summary of these provisions.

Preferred Stock. Although the Board of Directors has no current intent to do so, it could issue a series of the Preferred Stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Any Board of Directors' decision to issue such stock will be based on the Board of Directors' judgment as to the best interest of the Company and its stockholders.

Special Meeting of Stockholders. The Company's Bylaws provide that special meeting of the Company stockholders can only be called by resolution of the Board of Directors or by the written request of stockholders owning a majority of the issued and outstanding capital stock entitled to vote. Thus, without approval by the Board of Directors or the holders of a majority of our shares of voting capital stock, minority stockholders may not call special meetings of our stockholders.


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Classified Board of Directors. Effective July 7, 2004, the Board of Directors of
the Company adopted an amendment to the Company's bylaws implementing a classified board consisting of Class I, Class II and Class III directors. The initial term of the directors elected at the Annual Meeting on August 24, 2004 will be (i) for Class I directors until the next annual meeting of stockholders after such Annual Meeting, (ii) for Class II directors until the second annual meeting of stockholders after such Annual Meeting and (iii) for Class III directors until the third annual meeting of stockholders after such Annual Meeting. Thereafter at each subsequent annual meeting of the Company's stockholders, the directors of the class elected at such meeting will serve for three-year terms. The bylaws provide for one to fifteen directors (as determined by resolution of the Board of Directors). The bylaws also provide that any vacancies may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or special meeting of the stockholders. These provisions may impede a stockholder from gaining control of the Board of Directors by removing incumbent directors or increasing the number of directors and simultaneously filling the vacancies or newly created directorships with its own nominees.

Notwithstanding the foregoing, the Company's bylaws provide that the holders of two-thirds of our outstanding shares of stock entitled to vote may at any time preemptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his or her absence, with any other officer.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation provide that no officer or director of the Company will be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, other than (1) for acts or omissions that involve intentional misconduct, fraud or knowing violation of law or (2) the unlawful payment of a distribution. In addition, the Company's Articles of Incorporation and Bylaws provide that the Company will indemnify the Company's officers and directors and advance related costs and expenses incurred by our officers and directors to the fullest extent permitted by Nevada law. In addition, the Company may also enter into agreements with any officer or director and may obtain insurance indemnifying officers and directors against certain liabilities incurred by them. Such provisions may have the effect of preventing changes in the Company's management.

NEVADA TAKEOVER STATUTE

Nevada's "Combination with Interested Stockholders Statute" contained in Sections 78.411 through 78.444 (inclusive) of the Nevada Revised Statutes and "Control Share Acquisition Statute" contained in Sections 78.378 through 78.3793 (inclusive) of the Nevada Revised Statutes may have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Combination with Interested Stockholders Statute generally prohibits a Nevada corporation with 200 or more stockholders of record from engaging in certain "combinations," such as a merger or consolidation, with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved in the manner prescribed in the Nevada Revised Statutes. The purpose of the Combinations Statutes is to ensure that management and stockholders of a Nevada corporation are involved in any potential and material changes to the corporate ownership structure. For purposes of the Combinations Statutes, an interested stockholder generally is (1) a person or group that owns 10% or more of a corporation's outstanding voting securities or (2) an affiliate or associate of the corporation that at any time during the past three years was the owner of 10% or more of the corporation's then outstanding voting securities, unless the acquisition of the 10% or larger percentage was approved by the board of directors before the acquisition. In the event we desired to engage in a combination with an interested stockholder, we would be required to comply with the provisions of the Combination with Interested Stockholders Statute.

Nevada's Control Share Acquisition Statute governs acquisitions of a controlling interest of certain publicly held corporations. The purpose of the Controlling Interest Statutes, like the Combination with Interested Stockholders Statute, is to statutorily provide management a measure of involvement in connection with potential changes of control. The Control Share Statute will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our Articles of Incorporation or Bylaws in effect on the tenth day after the


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acquisition of a controlling interest provide otherwise. These provisions provide generally that any person that acquires a "controlling interest" acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares. A person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares."

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is Stocktrans, Inc., Ardmore, Pennsylvania.

ITEM 2. EXHIBITS.

1.1 Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2004).

1.2 Amended and Restated Certificate of Designation of Series B Preferred Stock filed February 26, 2004 (incorporated herein by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2004).

1.3 Articles of Merger filed February 27, 2004 (incorporated herein by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2004).

1.4 Certificate of Withdrawal to Certificate of Designation regarding Elimination of Series A Preferred Stock filed June 21, 2004 (incorporated herein by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2004).

1.5 Certificate of Withdrawal to Certificate of Designation regarding Elimination of Series C Preferred Stock filed June 21, 2004 (incorporated herein by reference to Exhibit 3.6 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2004).

1.6 Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2004).

1.7 Specimen of Common Stock Certificate (incorporated herein by reference to
    Exhibit 3.7 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2004).


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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


(Registrant)  Endeavour International Corporation
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Date August 11, 2004
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By /s/ H. Don Teague
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H. Don Teague, Executive Vice President - Administration,
General Counsel & Secretary

* Print the name and title of the signing officer under his signature



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